EXHIBIT 99.2

SEABRIDGE GOLD INC.

2005

Annual Report 2005

A HIGH LEVERAGE PERPETUAL OPTION ON GOLD

CORPORATE OVERVIEW

Seabridge Gold Inc. is designed to provide its shareholders with exceptional leverage to a rising gold price. From 1999 through 2002, when the gold price was lower, Seabridge acquired eight North American projects with substantial gold resources, including the multimillion-ounce Courageous Lake deposit. Subsequent exploration by Seabridge has significantly expanded its acquired gold resource base.

Seabridge measures its performance in terms of gold ownership per common share. Project acquisitions and exploration programs are carefully chosen to ensure that share dilution required to fund these activities is more than offset by additional ounces of gold resources. In contrast to most other gold companies, Seabridge’s gold ownership per share has risen for six successive years, providing its shareholders with exceptional leverage to a rising gold price. As a result, Seabridge shares outperformed the Toronto Stock Exchange Gold Index by 1,500% from 2002 through 2005.

Seabridge is pursuing three value-enhancing strategies. First, the Company continues to search for gold projects in North America that would be accretive in terms of gold ownership per common share. Second, Seabridge funds exploration on projects considered likely to expand gold ownership per common share. Third, Seabridge enters into partnerships to advance its projects toward production while limiting risk and share dilution.

Our philosophy at Seabridge is to provide investors with participation in gold ownership and gold flow as a hedge against other asset classes and currencies. Our ultimate objective is to obtain gold flow from our projects for Seabridge’s shareholders, effectively turning cash into gold, contrary to the gold industry’s current practice of converting gold into cash flow.

Trading:  SEA on TSX-V
SA on AMEX

ANNUAL GENERAL MEETING
OF SHAREHOLDERS
Wednesday, May 17, 2006
4:30 p.m. EST
The Albany Club
91 King Street East
Toronto, Canada M5C 1G3

Report to Shareholders for 2005

Review of 2005

During 2005, the price of gold increased approximately 18% while the Seabridge share price increased by 156%, demonstrating once again your Company’s exceptional leverage to a rising gold price. During the year, we enhanced shareholder value by completing an engineering study at our 100% owned Courageous Lake project, increasing resources and resource potential at Courageous Lake and commencing a successful Nevada exploration initiative.

Courageous Lake: Canada’s Largest Undeveloped Gold Deposit

Engineering Study Solves Processing Issues
An independent engineering study for our Courageous Lake project located in Canada’s Northwest Territories was completed in late 2005. Although the study provides capital and operating cost estimates of the project to a pre-feasibility level, it incorporates inferred resources and is therefore categorized as a Preliminary Assessment under National Instrument 43-101.

The independent consultants concluded that given the resource size, location and grade, a year round, open-pit bulk mineable operation with on-site processing is the most suitable development scenario. A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.0 million tonne per year throughput) resulting in a projected 8.5 year operation with average annual production of 545,000 ounces of gold at a life of mine average cash operating cost of US$279 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$630 million, including a contingency of US$96.4 million (18.1%). The total cost per ounce of production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$423.

At a gold price of US$450 per ounce, the base case cumulative pre-tax undiscounted net cash flow over the life of the project is estimated at US$94 million. At a gold price of US$550 per ounce, the cumulative pre-tax undiscounted net cash flow over the life of the project is estimated at US$553 million. Based on 2005 exploration results, Seabridge believes that there is an excellent chance of extending the FAT deposit along strike to the north and south. Assuming the same average grade and average strip ratio as the base case, a sensitivity analysis was performed extending the mine life by an additional four years, resulting in a pre-tax undiscounted net cash flow for the project at US$450 gold of US$516 million. Reflecting this opportunity, during 2006 Seabridge will undertake a new drill program aimed at finding four years of additional mine life - about 2 million ounces - which could be incorporated into the mine plan.

Seabridge notes that the Preliminary Assessment is preliminary in nature and incorporates inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and advises that there can therefore be no certainty that the estimates contained in the Preliminary Assessment will be realized.

We are encouraged by the fact that the Courageous Lake estimated cash operating cost is in line with the current average cash operating costs of the world’s major gold producing companies. Our objective is to partner Courageous Lake with one of these companies for the development of this project at the appropriate time. As Canada’s largest undeveloped gold deposit with a projected annual output of more than 500,000 ounces, Courageous Lake would seem to be the type of project that major producers need. In addition, the Northwest Territories is a jurisdiction where new mines can be permitted in a reasonable time frame.

The Preliminary Assessment has successfully dealt with the most important operating issues which historically faced this project including metallurgy and related processing costs. At a projected recovery rate of 90.8% and total processing costs estimated at US$8.61 per tonne of material, Courageous Lake compares favorably to other large-scale refractory projects now in operation.
Based on independent analysis, the total gold resource at Courageous Lake was increased by 6% in 2005. A total of 185,000 ounces have been added to the measured and indicated categories and 343,000 ounces have been added to the inferred category. The increase is due to a reduction in the estimated cut-off grade from 1.0 gram of gold per tonne to 0.83 grams, reflecting the results of the Preliminary Assessment study.

For the full Preliminary Assessment study including National Instrument 43-101 compliance and disclosure of Qualified Persons please see www.sedar.com.

Exploration Demonstrates Further Resource Potential
In early 2005, your Company initiated a drill program at Courageous Lake project designed to evaluate the potential for strike extensions of the FAT deposit to the north and south and to test a concept for controls on the localization of higher grade zones within the resource. The 4,500 meter program was completed during the 2nd quarter and all three objectives were realized.

Based on the distribution of gold grades and geological observations from previous drill campaigns, Seabridge geologists had postulated that east-west trending structures could exert a control on the distribution of higher grade gold concentrations within the FAT deposit. Past drilling on the deposit was oriented in an east-west direction, limiting the potential to define and incorporate this structural control in the resource model. Drill hole CL-039 was oriented north-south in order to cross one of these structures. This hole generated an average grade (above the 1.0 gpt cut-off) that was 79% higher than predicted by the FAT deposit block model, thereby strongly verifying the new interpretation. There are at least seven additional east-west structures identified by Seabridge geologists that should be drilled in a north-south orientation. This new structural control opens up the possibility for considerably enhancing the FAT deposit’s grade.

Four holes were drilled 400 meters north of previous sectional drilling on Section Line N5750 in an area where our geologists hoped to find the northern extension of the stratigraphic package which hosts the FAT deposit. Three of these holes encountered a 235 meters wide zone, interpreted to be the continuation of the FAT stratigraphy. Within this stratigraphy, distinct zones of sericite-quartz alteration with sulfide minerals and quartz veining were recognized and interpreted as the northern extensions of the main FAT gold zones. The thickness and grades of gold mineralization encountered in these three holes were consistent with those encountered in the existing FAT deposit. The success of this drilling also opens up the possibility of a further 600 meter northern extension of the deposit up to the shores of Courageous Lake

The FAT deposit was previously thought to be limited to the south by a younger intrusion at section line 3800N. In the 2005 program, eight holes were drilled to test for the southern extension, four on section 3650N, three on section 3050N and one on section 2950N. Two of the three main mineralized zones of the FAT deposit were encountered on these section lines with encouraging results. These holes intersected over 200 meters of stratigraphy that is believed to host the FAT deposit. The potential therefore exists for a further 850 meter strike extension of the FAT deposit to the south.

Kerr-Sulphurets: Gold Potential Enhanced by Exploration

At our Kerr-Sulphurets property located in British Columbia, Falconbridge Limited completed a summer drill program consisting of 16 widely-spaced core drill holes totaling 4,092 meters designed to test six targets situated outside the resources previously defined for the Kerr and Sulphurets deposits. Results of this program were reported to Seabridge by Falconbridge. Gold-copper mineralization was encountered at all six targets, with the Iron Cap and West Mitchell zones yielding the most encouraging results.

The Iron Cap Zone is a large area of intense alteration in intrusive and volcanic rocks characteristic of gold-copper deposits, located at the northeast corner of the Seabridge claim block. It covers a roughly 500 by 1,500 meter northeast trending area between the Iron Cap glacier and Mitchell glacier. Falconbridge drilled five core holes totaling 1,247 meters at Iron Cap. Each of the five holes cut long intercepts of very fine grained chalcopyrite mineralization in an intensely altered monzonite intrusion. The best intercepts at Iron Cap included 246 meters in hole IC-05-01 averaging 0.52 grams per tonne gold and 0.20% copper and in hole IC-05-02, 249 meters averaging 0.52 gram per tonne gold and 0.21% copper. These mineralized zones commenced within five meters of surface.

The West Mitchell Zone is the westward continuation of the Mitchell Zone located 750 meters to the east. The Mitchell Zone is an area of intense quartz veining and alteration in intrusive and volcanic rocks exposed over an area of at least 200 by 1,000 meters. Three holes previously drilled by Placer Dome at the Mitchell zone encountered long intervals (+150 meters) of gold-copper mineralization grading approximately 0.70 gpt gold and 0.20% copper. Falconbridge drilled one core hole at West Mitchell (WM-05-01) which intersected 217 meters averaging 0.77 grams per tonne gold and 0.19% copper.

Planning is in progress for further drilling in gold-rich areas. A 43-101 Technical Report incorporating all drilling results to date is also planned for 2006.

Nevada Exploration: Two New Targets Emerge for 2006 Drilling

As part of a new exploration initiative which reflects the current gold price environment, we commenced work on our early-stage projects located in Nevada.

In 2002, your Company staked more than 50,000 acres of claims in Nevada covering more than 30 known gold occurrences. Many of these targets were identified in databases acquired by Seabridge from companies which had left the gold business during the 1990s and dropped their claims. Seabridge evaluated this portfolio to determine which projects it would explore for its own account. Twelve were selected for surface exploration work in 2005 including geologic mapping, rock and soil sampling and geophysical surveys. From this work, two were selected for drilling by Seabridge in 2006, the Golden Arrow project and Four-Mile Basin.

A zone of well developed silicic alteration has been identified in the southwest part of the Golden Arrow project. In the vicinity of this alteration zone, 29 rock samples were collected by Seabridge with gold concentrations from trace levels up to 9.95 grams per tonne gold and 246.9 grams per tonne silver. In addition, auger sampling was completed over the zone of silica alteration and soil geochemical sampling was completed on the strike projection of this alteration zone. A primary target zone defined by alteration and gold geochemistry has an area of about 1,200 meters by 700 meters. A secondary target of 2,000 meters by 500 meters located to the north of the primary target has also been identified but results are indicative of thicker cover in this area and additional work is required to refine this target. At Golden Arrow, an initial drill program consisting of 2,000 meters of reverse circulation drilling is planned for 2006.

At Four-Mile Basin, we have identified a large, gold-bearing hydrothermal system which was formed during the same period as other major deposits in the Walker Lane Trend such as Round Mountain and Goldfields. The hydrothermal system is exposed in a basin formed by the eruption of a volcano. Surface mapping and sampling by Seabridge during 2005 have traced part of a fault along the edge of the basin which may have been the conduit for precious metals in the system. The fault appears to host a massive quartz vein that was drilled by a previous operator at a shallow depth, well above the probable zone of gold concentrations. Seabridge’s geological interpretation points to the potential for a higher-grade Goldfields style vein deposit within the fault. At surface there are clear indications that we are very high within the system and that the zone of greatest interest should be at least 250 meters below surface and at least 150 meters below previous drilling. During 2006 your Company plans to drill three holes totaling approximately 3,200 meters to test this concept.

Objectives for 2005: Five out of Six Were Accomplished

In last year’s annual report, we set six objectives to be achieved during the year. The first objective was to maintain a ratio of at least 0.50 ounces of gold resources per fully diluted common share. As a result of resource increases at Courageous Lake, Seabridge continues to provide 0.52 ounces of gold resources per share on a fully diluted basis. Seabridge also believes that exploration activities at Courageous Lake could result in an increase beyond the 0.52 ounce level.

The second objective set last year was to complete the independent engineering study for Courageous Lake to define the potential economics at the project. As noted above, in September the Preliminary Assessment was completed for Courageous Lake with encouraging results.

The third objective was to confirm the potential to extend the strike length to the north and south at Courageous Lake. Exploration activities conducted during 2005 indicate that the FAT deposit at Courageous Lake may extend a further 600 meters to the north and 850 meters to the south.

The fourth objective was to complete the data collection and analysis of the Courageous Lake project necessary for entering into a transaction with a major gold producing partner. Seabridge believes that a transaction with a major gold producing company could now be arranged with the information already in hand. However, we believe that the terms of such a transaction could be significantly improved if additional mine life can be demonstrated for the project beyond the current estimated 8.5 years. An exploration program with this objective is now in progress.

The fifth objective was to assess the economics of Grassy Mountain to position the project for development by a 3rd party with Seabridge to retain gold flow from future production. This objective was postponed but will be addressed in 2006.

The final objective was to assess our 30 Nevada exploration projects, prioritize them and select projects for drilling. This work was completed and we have selected the Four-Mile Basin and Golden Arrow projects for drilling during 2006.

In 2004, we failed to achieve one of our objectives, which was to increase average daily trading volume by 50% from the 2003 level of 43,000 shares. During 2005, average daily trading volume was 106,000, an increase of 173% over 2004 levels, well above our original objective. Better late than never.

Objectives for 2006: Success Will Enhance Shareholder Value

For the coming year, your Company has set the following objectives:

●    Continue to maintain a ratio of at least 0.50 ounces of gold resources per fully diluted common share.

●    Add up to four years of projected mine life at the Courageous Lake project through exploration drilling and engineering programs.

●    Drill test the Four-Mile Basin and Golden Arrow projects.

●    Complete Technical Reports under National Instrument 43-101 on Grassy Mountain and Kerr-Sulphurets.

●    Acquire, or develop through exploration, a new gold project with multi-million ounce potential.

●    Increase the intensity of investor relation programs in the United States to build on the success of our listing on the American Stock  Exchange.

The Gold Market

The past year was a most interesting one for gold. On the one hand, the gold price rose 18% during 2005 and touched a 25 year high early in 2006. Gold rose against all major currencies and against most other asset classes including U.S. equities and bonds. The gold market also exhibited increased momentum as it attracted new investment flows. It took the gold price three years to rise 25% from its bear market low of U.S.$252 set in 1999. It took only 90 days for the gold price to rise 25% from U.S.$440 to U.S.$550 as we entered 2006.

On the other hand, industrial metals such as copper and nickel significantly outperformed gold over the past year, suggesting that the increase in the gold price represented more an investor interest in commodities as a bet on inflation - the so-called inflation trade - than a preference for gold as a currency. At Seabridge, we think that the driving force of currency preference lies ahead, as the money supply for paper currencies continues to inflate at rates considerably in excess of real economic growth. In our view, gold is now ‘remonetizing’: it is gradually becoming a preferred currency and store of value as confidence in paper currencies declines.

Support for this argument concerning the remonetizing of gold came from some surprising sources during the past year. Perhaps the most impressive was a 56 page report issued in January 2006 by Cheuvreux, a subsidiary of Credit Agricole, one of Europe’s largest and oldest banks. Cheuvreux raised its mid-cycle gold price estimate to U.S.$900 and noted the possibility of a spike to U.S.$2,000 or higher. Even more astonishingly, the report claimed that covert selling by central banks had artificially depressed the gold price for a decade. This is an argument long made by GATA (the Gold Anti Trust Action Committee) which also was one of the main premises on which Seabridge was founded. Among other things, the Cheuvreux report concludes that:

●    Central banks have 10,000 to 15,000 tonnes of gold less than their officially reported reserves of 31,000 tonnes. This gold has been lent to bullion banks and sold for jewelry and other uses.

●    There is a supply deficit in the gold market of about 1,300 tonnes per year before central bank selling, more than twice the usual estimates. This deficit compares with world production of only 2,500 tonnes per year.

●    History suggests that gold always wins against an inflating paper currency (one subject to excessive supply growth).

●    Gold and gold mining stocks are poised for an unprecedented rise in prices and profile among investors.

For the complete Cheuvreux report see http://www.gata.org/CheuvreuxGoldReport.pdf.

Meanwhile, there is increasing evidence that a U.S.$550 gold price is not high enough to bring on new production to fill the supply/demand gap. Seabridge’s largest shareholder, Albert D. Friedberg, notes in his firm’s newsletter dated February 6, 2006 that “exploring and bringing new mines into production has become an enormously expensive, lengthy, and politically risky affair. Gold will have to attain much higher levels on a sustainable basis to reverse the present decline in production. From an investment point of view, the precious metal has come into its own as an asset class … I remain very bullish on gold.” In a similar vein, JPMorgan Chase and Co. stated on January 31, 2006 that the price of gold could surge to U.S.$800 an ounce in the next two years as central banks curb their selling in the face of rising demand.

For companies with significant gold resources and growth potential such as Seabridge, the current environment offers exciting opportunities for enhancing shareholder value. We expect the coming year to provide further validation of Seabridge’s stated objective of providing exceptional leverage to a rising gold price.

On Behalf of the Board of Directors,

/s/ Rudi P. Fronk

Rudi P. Fronk
President and Chief Executive Officer
March 14, 2006

Resources

The following tables provide a breakdown of Seabridge’s mineral resources by project. Seabridge notes that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resources (Gold)
PROJECT	Cut-Off Grade (g/TAu)	Measured			Indicated			Inferred
		Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
Courageous Lake	0.83	3,378	2.55	277	47,002	2.28	3,445	77,442	2.10	5,229
Quartz Mountain	0.34	3,480	0.98	110	54,330	0.91	1,591	44,800	0.72	1,043
Red Mountain	1.00	1,260	8.01	324	340	7.04	76	2,079	3.71	248
Castle/Black Rock	0.25	4,120	0.57	75	8,260	0.53	140	7,950	0.37	93

(1)	See news release dated October 7, 2005 for details on the Courageous Lake project.

(2)
See news release dated April 17, 2002 for details on the Quartz Mountain project. Seabridge’s 100% interest in the Quartz Mountain Project is subject to the terms of an option agreement with Quincy Energy Corp. under which Quincy can earn up to a 62.5% interest in the property.

(3)	See news release dated February 17, 2005 for details on the Red Mountain project.

(4)	See news release dated October 10, 2000 for details on the Castle/Black Rock project.

Historical Mineral Resources (Gold and Copper)
PROJECT	Cut-Off Grade	Measured			Indicated			Inferred
		Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
Grassy Mountain	0.68 (g/T Gold)	11,790	1.79 Gold	680 Gold	3,740	3.07 g/T Gold	369,000 ounces Gold	120	0.90 g/T Gold	4,000 ounces Gold
Sulphurets	0.50 (g/T Gold)				39,300	1.05 g/T Gold 0.32% Copper	1,332,000 ounces Gold 277 million pounds Copper	15,500	0.92 g/T Gold 0.33% Copper	458,000 ounces Gold 113 million pounds Copper
Kerr	0.40% Copper				74,030	0.34 g/T Gold 0.74% Copper	809,000 ounces Gold 1,208 million pounds Copper	66,780	0.37 g/T Gold 0.76% Copper	794,000 ounces Gold 1,119 million pounds Copper
Hog Ranch	0.34 (g/T Gold)				1,450	1.13 g/T Gold	53,000 ounces Gold	4,000	1.68 g/T Gold	24,000 ounces Gold

(1)	The independent historical mineral resource estimates for Grassy Mountain were prepared in 1990.

(2)
The independent historical mineral resource estimates for Kerr and Sulphurets were prepared in 1993 100% interest in Kerr and Sulphurets is subject to the terms of an option agreement with Falconbridge Limited under which Falconbridge can earn up to a 65% interest in the project.

(3)	The independent historical mineral resource estimates for Hog Ranch were prepared in 1996.

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2005, December 31, 2004 and December 31, 2003. This report is dated March 14, 2006. As the Company has no revenue generating projects at this time, its ability to carry out its business plan rests with its ability to secure equity and other financings.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories, two projects in Nevada, the Kerr-Sulphurets and Red Mountain properties both located in British Columbia and the Grassy Mountain property located in Oregon. Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

Selected Annual Information
Summary operating results ($)	2005	2004	2003
Interest income	135,000	83,000	107,000
Operating costs	2,113,000	1,940,000	1,103,000
Write off of mineral properties	-	-	342,000
Loss	1,157,000	1,226,000	1,338,000
Loss per share	0.04	0.04	0.05

Summary balance sheets ($)	2005	2004	2003
Current assets	10,896,000	4,396,000	4,223,000
Mineral interests	24,395,000	20,999,000	16,635,000
Total assets	37,085,000	27,172,000	22,869,000

Total long-term liabilities	1,407000	1,293,000	1,378,000

Results of Operations
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
The Net Loss for the year ended December 31, 2005 totaled $1,157,000 or $0.04 per share compared to $1,226,000, or $0.04 per share for the year ended December 31, 2004. The loss in 2005 was reduced by $821,000 (2004 - $575,000) in income tax recovery largely relating to the Company renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2004 and 2003, respectively. Also in 2004, Pacific Intermountain Gold Inc. (“PIGCO”) a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses were slightly lower in 2005 compared to 2004 as additional expenses in 2004 were incurred related to the listing of the Company’s shares on the American Stock Exchange and investor relations activity offset by slightly higher management fees in 2005. In 2005 stock option compensation expense was $361,000 compared to $115,000 in 2004. Approximately $332,000 of the 2005 amount relates to the recognition of compensation expense for the two-tiered options to management. The expense is for reaching the $6 and $9 share price vesting requirements with the consequent vesting of 500,000 of the 750,000 stock options outstanding.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
The Net Loss for the year ended December 31, 2004 totaled $1,226,000 or $0.04 per share compared to $1,338,000, or $0.05 per share for the year ended December 31, 2003. The loss in 2004 was reduced by a $575,000 income tax recovery largely relating to the recognition of the Company’s tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003. Also in 2004, PIGCO sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses increased by $867,000 in 2004 over 2003. Approximately 39% of this increase was due to increased investor relations activities including listing on the American Stock Exchange and investor communications. Approximately 27% of the increase in corporate and general expenses was due to higher salaries and benefits for senior personnel and the hiring of a Chief Financial Officer. A further 15% of the increase reflects a full year of directors’ fees which the Company commenced paying in mid 2003 as well as the introduction of a comprehensive directors and officers liability insurance policy. About 12% of the increase was due to the recognition of the accretion for costs of reclamation liabilities. Finally, about 6% of the increase was due to higher costs of regulatory compliance, principally accounting and legal fees required by changes in regulations. In 2003, the Company wrote off the Tobin Basin exploration project in Nevada amounting to $342,000 due to unsuccessful exploration results.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
The Net Loss for the year ended December 31, 2003 totaled $1,338,000, or $0.05 per share, compared to a net loss of $1,630,000, or $0.10 per share, for the year ended December 31, 2002. Interest income was higher in 2003 ($107,000 compared to $86,000 in 2002) as higher cash balances from funds received from convertible Notes and Private Placements were invested in short-term secure investments. The change in loss in 2003 was due to a number of factors. Management and consulting fees were higher in 2003 due to new personnel and the commencement of paying directors fees amounting to $49,000. In 2002 a greater number of stock options were granted resulting in stock option compensation expense amounting to $520,000 compared to $132,000 in the current year. Investor communications fees were reduced during 2003 at $171,000 compared to $234,000 in 2002. Professional fees were lower overall in 2003 at $136,000 compared to $163,000 in 2002 with lower legal and consulting fees due to lesser number of project acquisitions. Debenture interest was reduced in 2003 at $12,000 compared to $122,000 in 2002 as the second convertible debenture was converted into common shares of the Company in April 2003. In 2002, the Company recorded an exploration expense of $189,000 in connection with the Pacific Intermountain Gold Inc. acquisition. In 2003, the Company wrote off the Tobin Basin project in Nevada amounting to $342,000 due to unsuccessful exploration results.

Quarterly Information
Selected financial information for each of the last eight quarters ended December 31, 2005 is as follows (unaudited):

	4th Quarter Ended December 31, 2005	3rd Quarter Ended September 30, 2005	2nd Quarter Ended June 30, 2005	1st Quarter Ended March 31, 2005
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (807,000)	$ (389,000)	$ (384,000)	$ 423,000
Income (loss) per share	$ (0.03)	$ (0.01)	$ (0.01)	$ 0.01

	4th Quarter Ended December 31, 2004	3rd Quarter Ended September 30, 2004	2nd Quarter Ended June 30, 2004	1st Quarter Ended March 31, 2004
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (400,000)	$ (418,000)	$ (517,000)	$ 109,000
Loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ -

The loss in the fourth quarter of 2005 was higher than previous quarters due to the stock option compensation expense for the two-tiered options which amounted to $332,000.

The income for the first quarters in 2005 and 2004 was due to the recognition of the Company’s tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003 and 2004.

Mineral Interest Activities
During the year ended December 31, 2005, the Company incurred net expenditures of $3,397,000 on mineral interests compared to $4,364,000 in the year ended December 31, 2004. Of the expenditures incurred in the 2005 period, $2,181,000 was expended at its Courageous Lake project and $758,000 on the Nevada properties. At Courageous Lake, 2005 activities included a diamond drill program and an independent Preliminary Economic Assessment (“PEA”). The drill program demonstrated the potential to expand the strike length of the FAT (felsic-ash-tuff) deposit by approximately 850 meters to the south and by approximately 600 meters to the north. The PEA demonstrated that the FAT deposit has the potential to be developed as a large, open pit operation at current gold prices. Additional exploration and engineering activities are planned at Courageous Lake for 2006. In Nevada, 2005 exploration activities included geologic mapping, rock and soil sampling and geophysical surveys at 12 of the Company’s Nevada projects. From this work, two were selected for drilling by Seabridge in 2006, the Golden Arrow project and Four-Mile Basin. The balance of expenditures on mineral interests during 2005 was related to project holding costs, including underlying lease payments and payments to government agencies for claim maintenance.

During 2005, Falconbridge Limited (Seabridge's joint venture partner) completed a drill program at Kerr Sulphurets consisting of 16 widely-spaced core drill holes totaling 4,092 meters designed to test six targets situated outside the resources previously defined for the Kerr and Sulphurets deposits. Gold-copper mineralization was encountered at all six targets, with the Iron Cap and West Mitchell zones yielding the most encouraging results. Plans are in progress to undertake further drilling in the gold-rich areas in 2006.

During 2006, the Company plans to expend approximately $6.5 million on mineral interests. Approximately $5.1 million of these planned expenditures will be associated with Courageous Lake including a new 15,000-meter drill program designed to test the potential to increase the estimated mine life projected in the PEA. In addition, $1.0 million is planned for its Nevada projects including drill programs at Four-Mile Basin and Golden Arrow. The balance of planned mineral interest expenditures for 2006 will include ongoing holding costs at its projects as well as reconnaissance activities on a number of its earlier staged projects in Nevada.

Liquidity and Capital Resources
The ability of the Company to successfully acquire additional advanced-stage gold projects or to advance the projects already acquired is conditional on its ability to secure financing when required. The Company proposes to meet any additional cash requirements through equity financings. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

Year Ended December 31, 2005
The Company’s working capital position, at December 31, 2005, was $10,603,000 an increase of $6,383,000 compared to $4,220,000 at the prior year-end. Included in working capital, in 2005, was $4,028,000 (2004 - $1,170,000) in cash from flow-through share financings which will be used in 2006 for exploration at the Courageous Lake property. In 2005, the Company completed two flow-through financings, in February 500,000 common shares were issued at $4.25 each and in December 435,000 common shares were issued at $7.25 each. In addition, a private placement of 1 million shares at $5 each was completed with the Company’s largest shareholder. Also in 2005, the Company received cash of $863,000 from the exercise of warrants and $361,000 from the exercise of options. In 2005, total financings received were $11,299,000 compared to $8,241,000 in 2004.

Cash and short-term deposits at December 31, 2005 were $6,165,000, up from $2,788,000 at December 31, 2004. In addition to the stated cash and short-term deposits, the Company had $4,028,000 in cash from flow-through share financings which will be used in 2006 for exploration at the Courageous Lake property. Operations activities used $1,220,000 in 2005 compared to $1,764,000 in the prior year due to increased corporate activities in 2004 including listing the Company on the American Stock Exchange. Cash expenditures on Mineral Interests including the capital assets were $3,843,000 comparable to the $6,714,000 cash expenditures in 2004.

Contractual Obligations ($,000)		Payments due by period
	Total	2006	2007-9	20010-11	After 2011
Mineral interests	9,270	1,195	3,969	2,738	1,372
Reclamation liabilities	1,407	-	-	-	1,407
	10,677	1,195	3,969	2,738	2,779

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook
During 2006, the Company will continue to make exploration expenditures to advance its major project being Courageous Lake, undertake two drilling programs in Nevada and to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its project holding costs and other corporate requirements. The company presently has sufficient funds on hand to complete all activities on current projects through 2006.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2005, the Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Shares Issued and Outstanding
At March 14, 2006, the issued and outstanding common shares of the Company totaled 32,211,685. In addition, there are 2,649,500 stock options granted (of which 1,155,000 are unexercisable and are contingent upon achieving certain future goals). On a fully diluted basis there would be 34,861,185 common shares issued and outstanding.

Related Party Transactions
During the year ended December 31, 2005; a private company controlled by a director of the Company was paid $39,000 (2004 - $57,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $120,000 (2004 - $133,000) for corporate consulting services rendered; and outstanding accounts payable to directors was $30,000. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Risks and Uncertainties
Exploration and Development Risks
The business of exploring for minerals involves a high degree of risk. Attracting and maintaining educated and knowledgeable technical personnel may be difficult at times. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company’s properties have a known body of commercial ore. The mineral resource estimates set out herein are not mineral reserves and do not have demonstrated economic viability. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Financing Risks
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible forced sale or loss of such properties. The Company will require additional financing if ongoing exploration of its properties is warranted.

Mineral Interests
Mineral interests represent the capitalized expenditures related to the exploration and development of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The Company’s recoverability of its recorded value of its mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Forward Looking Statements
These consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Management’s Report
The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the annual report, annual information form and form 20-F. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management. KPMG LLP, the external auditors, express their opinion on the consolidated financial statements in the annual report.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The consolidated financial statements of the Company have been approved by the Board of Directors.

/s/ Rudi P. Fronk

Rudi P. Fronk
President & CEO
March 14, 2006

Auditors' Report to the Shareholders
We have audited the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2005 and 2004 the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
March 14, 2006

Consolidated Balance Sheets December 31, 2005 and 2004 (in Canadian dollars)

2005		2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$293,107	$157,502
Cash held for exploration expenditures (Note 6)	4,028,247	1,169,798
Short-term deposits	5,871,753	2,630,202
Amounts receivable and prepaid expenses	543,123	278,815
Marketable securities	160,101	160,101
	10,896,331	4,396,418

MINERAL INTERESTS (Note 3)	24,395,438	20,998,671

INVESTMENT (Note 3(c))	749,450	749,450

RECLAMATION DEPOSITS (Note 4)	1,000,000	1,000,000

CAPITAL ASSETS	43,510	27,819
	$37,084,729	$27,172,358

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals	$293,120	$176,354

PROVISIONS FOR RECLAMATION LIABILITIES (Note 4)	1,406,734	1,293,449

	1,699,854	1,469,803

SHAREHOLDERS’ EQUITY (Note 6)
SHARE CAPITAL	52,914,945	42,230,336
STOCK OPTIONS	959,543	703,926
SHARE PURCHASE WARRANTS	-	100,625
CONTRIBUTED SURPLUS	19,500	19,500

DEFICIT	(18,509,113)	(17,351,832)
	35,384,875	25,702,555
COMMITMENTS (Note 3 and 6(a)) SUBSEQUENT EVENTS (Notes 10)	$37,084,729	$27,172,358

See accompanying notes to consolidated financial statements

ON BEHALF OF THE BOARD OF DIRECTORS /s/ Rudi P. Fronk /s/ James S. Anthony

Rudi P. Fronk James S. Anthony Director Director

Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

	2005	2004	2003

EXPENDITURES
Corporate and general expenses	$1,739,441	$1,829,054	$962,315
Stock option compensation (Note 6(b))	361,350	114,735	131,571

	2,100,791	1,943,789	1,093,886
Interest income	(134,677)	(82,763)	(107,165)
Gain on sale of marketable securities	-	(74,900)	-
Foreign exchange losses (gains)	11,967	(3,563)	(2,787)
Interest expense - debentures	-	-	12,187
Minority interest	-	18,725	-
Write-off of mineral properties (Note 3)	-	-	342,151

LOSS BEFORE INCOME TAXES	1,978,081	1,801,288	1,338,272
Income tax recoveries (Note 6(a)(ii))	(820,800)	(575,000)	-

NET LOSS FOR YEAR	1,157,281	1,226,288	1,338,272

DEFICIT, BEGINNING OF YEAR	17,351,832	16,125,544	14,787,272

DEFICIT, END OF YEAR	$18,509,113	$17,351,832	$16,125,544

LOSS PER SHARE - basic and diluted	$0.04	$0.04	$0.05
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	30,682,026	28,876,451	26,190,960
See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Years Ended December, 2005, 2004 and 2003 (in Canadian dollars)

	2005	2004	2003

CASH PROVIDED FROM (USED FOR) OPERATIONS
Net loss for year	$(1,157,281)	$(1,226,288)	$(1,338,272)
Items not involving cash
Stock option compensation	361,350	114,735	131,571
Minority interest	-	18,725	-
Other	113,285	104,160	12,187
Amortization	7,215	4,339	2,941
Write-off of mineral properties	-	-	342,151
Income tax recoveries	(820,800)	(580,800)	-
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	83,707	(109,911)	(45,395)
Accounts payable and accruals	192,037	(89,305)	78,611
	(1,220,487)	(1,764,345)	(816,206)

INVESTING ACTIVITIES
Mineral interests	(3,815,625)	(6,714,026)	(5,522,671)
Short-term deposits	(3,241,551)	(1,739,302)	1,852,530
Investment in exploration company (Note 3(b))	-	-	(749,450)
Reclamation deposits	-	225,000	-
Capital assets	(27,334)	-	(32,722)

	(7,084,510)	(8,228,328)	(4,452,313)

FINANCING ACTIVITIES
Issue of share capital and warrants	11,299,051	8,241,374	7,467,020

NET CASH PROVIDED (USED)	2,994,054	(1,751,299)	2,198,501

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,327,300	3,078,599	880,098

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,321,354	$1,327,300	$3,078,599

CASH AND CASH EQUIVALENTS, END OF YEAR:
Cash and cash equivalents	$293,107	$157,502	$1,551,999
Cash held for exploration expenditures	4,028,247	1,169,798	1,526,600
	$4,321,354	$1,327,300	$3,078,599

See accompanying notes to consolidated financial statements

Notes to the Financial Statements
December 31, 2005 and 2004
(in Canadian dollars, except where noted)

1.	NATURE OF OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financings and develop the properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. (“GAAP”) which, except as noted in Note 11, are consistent in all material respects with generally accepted accounting principles in the United States of America.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:
a)	Principles of Consolidation
These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA, 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; and Pacific Intermountain Gold Inc. (“PIGCO”), a company incorporated under the laws of the State of Nevada, USA. Prior to July 2004, PIGCO was 75% owned. All significant inter-company transactions and balances have been eliminated.

b)	Mineral Interests
Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-126 - “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting write-downs are charged to the statement of operations.

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11 exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, its application did not result in impairment, except for those noted in Note 3.

c)	Asset Retirement Obligations
The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made (Note 4).

d)	Stock-based Compensation
The Company applies the fair value method for stock-based compensation and other stock-based payments. Options are valued using the Black Scholes option-pricing model. The resulting value is charged against income over the anticipated vesting period of the option (see Note 6(b)).

e)	Capital Assets
Capital assets are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

f)	Cash and Short-term Deposits
Cash and short-term investments consist of balances with banks and investments in money market instruments. These investments are carried at cost, which approximates market. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities greater than 90 days at the date of purchase.

g)	Marketable Securities
Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are valued at cost. The market value of the marketable securities holdings at December 31, 2005 approximates cost.

h)	Investments
Investments in companies where the Company does not have significant influence are carried at cost less any allowance for other than temporary impairment.

i)	Flow-through Shares
The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. When the renunciation is made, the tax value of the renunciation is recorded as a liability and charged against share capital Where the Company has a valuation allowance, which reduces future income tax assets, the valuation allowance is reduced and an income tax recovery is recorded in the statement of operations.

j)	Translation of Foreign Currencies
The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and statement of operations items are translated at average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations in the current year.

k)	Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

l)	Loss Per Share
Loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. As the Company incurred net losses for the year ended December 31, 2005 and 2004, all outstanding options have been excluded from the calculation of diluted loss per share.

m)	Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of exploration properties, amortization rates, accrued liabilities and contingencies and calculations of future income tax assets. Actual results could be materially different from those estimates.

3.	MINERAL INTERESTS
Expenditures made on account of mineral interests by the Company were as follows:

		2005
Property and Expense	Balance, December 31, 2004	Expenditures	Recoveries/ Write-offs	Balance, December 31, 2005
Courageous Lake
Acquisition costs	$8,202,305	$50,000	$-	$8,252,305
Deferred exploration	5,388,752	2,130,736	-	7,519,488
	13.591,057	2,180,736	-	15,771,793
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	194,214	49,428	-	243,642
	334,640	49,428	-	384,068
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	708,837	135,711	-	844,548
	2,970,136	135,711	-	3,105,847
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	563,897	65,953	-	629,850
	1,007,735	65,953	-	1,073,688
Kerr-Sulphurets
Acquisition costs	465,542	-	-	465,542
Deferred exploration	59,177	2,205	-	61,382
	524,719	2,205	-	526,924
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	534,866	155,854	-	690,720
	616,956	155,854	-	772,810
Pacific Intermountain Gold Inc.
Acquisition costs	48,215	-	(33,355)	14,860
Deferred exploration	1,303,058	757,586	-	2,060,644
	1,351,273	757,586	(33,355)	2,075,504
Other Nevada Projects
Acquisition costs.	20,000	28,901	-	48,901
Deferred exploration	139,668	53,748	-	193,416
	159,668	82,649	-	242,317
Total
Acquisition costs	12,020,854	78,901	(33,355)	12,066,400
Deferred exploration	8,977,817	3,351,221	-	12,329,038
Total Mineral Interests	$20,998,671	$3,430,122	$(33,355)	$24,395,438

			2004
Property and Expense	Balance, December 31, 2003	Expenditures	Recoveries/ Write-offs	Balance, December 31, 2004
Castle Black Rock
Acquisition costs	$140,426	$-	$-	$140,426
Deferred exploration	137,141	57,073	-	194,214
	277,567	57,073	-	334,640
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	490,785	218,052	-	708,837
	2,752,084	218,052	-	2,970,136
Hog Ranch
Acquisition costs	488,838	-	(45,000)	443,838
Deferred exploration	563,220	677	-	563,897
	1,052,058	677	(45,000)	1,007,735
Kerr-Sulphurets
Acquisition costs	465,542	-	-	465,542
Deferred exploration	58,673	504	-	59,177
	524,215	504	-	524,719
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	344,691	190,175	-	534,866
	426,781	190,175	-	616,956
Courageous Lake
Acquisition costs	8,152,305	50,000	-	8,202,305
Deferred exploration	1,708,693	3,680,059	-	5,388,752
	9,860,998	3,730,059	-	13,591,057
Pacific Intermountain Gold Inc.
Acquisition costs	137,461	-	(89,246)	48,215
Deferred exploration	1,049,893	460,534	(207,369)	1,303,058
	1,187,354	460,534	(296,615)	1,351,273
Other Nevada Projects
Acquisition costs.	20,000	-	-	20,000
Deferred exploration	91,329	48,339	-	139,668
	111,329	48,339	-	159,668
Total
Acquisition costs	12,105,100	50,000	(134,246)	12,020,854
Deferred exploration	4,529,773	4,655,413	(207,369)	8,977,817
Total Mineral Interests	$16,634,873	$4,705,413	$(341,615)	$20,998,671

			2003
Property and Expense	Balance, December 31, 2002	Expenditures	Recoveries/ Write-offs	Balance, December 31, 2003
Castle Black Rock
Acquisition costs	$140,426	$-	$-	$140,426
Deferred exploration	101,910	35,231	-	137,141
	242,336	35,231	-	277,567
Grassy Mountain
Acquisition costs	1,172,670	1,088,629	-	2,261,299
Deferred exploration	363,268	127,517	-	490,785
	1,535,938	1,216,146	-	2,752,084
Hog Ranch
Acquisition costs	540,838	-	(52,000)	488,838
Deferred exploration	553,581	9,639	-	563,220
	1,094,419	9,639	(52,000)	1,052,058
Kerr-Sulphurets
Acquisition costs	465,542	-	-	465,542
Deferred exploration	43,673	15,000	-	58,673
	509,215	15,000	-	524,215
Quartz Mountain
Acquisition costs	370,239	-	(13,100)	357,139
Deferred exploration	82,732	2,616	-	85,348
	452,971	2,616	(13,100)	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	76,431	268,260	-	344,691
	158,521	268,260	-	426,781
Courageous Lake
Acquisition costs	3,949,457	4,202,848	-	8,152,305
Deferred exploration	141,251	1,567,442	-	1,708,693
	4,090,708	5,770,290	-	9,860,998
Pacific Intermountain Gold Inc.
Acquisition costs	137,461	-	-	137,461
Deferred exploration	432,299	617,594	-	1,049,893
	569,760	617,594	-	1,187,354
Other Nevada Projects
Acquisition costs	132,354	-	(112,354)	20,000
Deferred exploration	232,148	88,978	(229,797)	91,329
	364,502	88,979	(342,151)	111,329
Total
Acquisition costs	6,991,077	5,291,477	(177,454)	12,105,100
Deferred exploration	2,027,293	2,732,277	(229,797)	4,529,773
Total Mineral Interests	$9,018,370	$8,023,754	$(407,251)	$16,634,873

Continued exploration of the Company’s mineral properties are subject to certain lease payments, project holding costs, rental fees and filing fees.

a) Courageous Lake
In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

The Vendors were granted a 2% net smelter royalty interest in the project. In addition, the Company agreed to pay the Vendors US$1.5 million when the spot price of gold closed at or above US$360 per ounce for 10 consecutive days (paid in March 2003), and pay the Vendors US$1.5 million when the spot price of gold closed at or above US$400 per ounce or a production decision is made at Courageous Lake, whichever is earlier (paid in February 2004).

In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

b) Castle Black Rock
The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

c) Grassy Mountain
In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000. As part of the acquisition of the Grassy Mountain property, the Company acquired one million shares of a U.S. based private exploration company at US$0.50 per share which represented approximately 6.9% of the private company’s issued and outstanding shares. Subsequently, the private company was merged with Atlas Precious Metals Inc. (“APMI”). On the merger, the Company’s one million shares of the private company were converted into 1,200,000 common shares of APMI representing approximately 5.7% of APMI’s issued and outstanding shares.

d) Hog Ranch
In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties are payable as to US$15,000 on November 15, 2006; US$17,500 on November 15, 2007; US$20,000 on November 15, 2008 and each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, and a 3.5% royalty on the gross proceeds from other metals. 40% of the production royalty may be purchased for US$2 million. In August 2003, The Company optioned a 60% interest in the Hog Ranch project in Nevada, USA to Romarco Minerals Inc. (“Romarco”). Under the terms of the agreement the Company received 200,000 shares of Romarco valued at $52,000 in 2003 and in 2004 received 200,000 shares valued at $45,000 which amounts were shown as a recovery of mineral interests and the investments are included in marketable securities on the balance sheet. In February 2005, Romarco terminated its option on the Hog Ranch property.

e) Kerr-Sulphurets
In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to a maximum aggregate of royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Falconbridge Limited (formerly known as Noranda Inc.) which can earn a 50% interest by spending $6 million on exploration within 6 years. Falconbridge can earn a further 15% by funding all costs to complete a feasibility study on the project. If after earning its 50% interest, Falconbridge elects not to proceed with a feasibility study, the Company has the option to acquire Falconbridge’s interest for $3 million. After having earned its 50% interest, Falconbridge has the right to delay its decision to proceed with a feasibility study for up to 3 years by either spending $1.25 million per year on the property or making payments to the Company which would total $1.5 million over the three-year period. In 2005, Falconbridge completed 4,092 metres of drilling and had encouragement in two areas. Plans are in progress for further drilling in 2006.

f) Quartz Mountain
In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and there is a 0.5% net smelter royalty interest to an unrelated third party as a finder’s fee. In October 2003, the Company optioned a 50% interest in the Quartz Mountain project in Oregon, USA to Quincy Energy Corp. (formerly Quincy Resources Inc.). The current gold resource known on the property is excluded from the agreement. The terms of the agreement require Quincy to incur US$1.5 million in exploration and issue 250,000 of its shares in stages by October 2008. Quincy can earn a further 12.5% interest in the project by funding a feasibility study and issuing a further 250,000 of its shares to the Company. If after earning its 50% interest, Quincy elects not to proceed with a feasibility study, the Company has the option to acquire Quincy’s interest for US$750,000. In 2003, the Company received the first payment of 50,000 shares of Quincy valued at $13,100 which amount was shown as a recovery of mineral interests and the investment is included in marketable securities on the balance sheet.

g) Red Mountain
In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the array of assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

h) Pacific Intermountain Gold Inc.
During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Inc. (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. The value associated with the use of this database, being the minority interest in PIGCO at December 31, 2002 was charged to operations as Pacific Intermountain Gold exploration. Subsequent to 2002, funding which was for deferred exploration expenditures has been by way of loans to PIGCO. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own for forgiving debt of approximately $65,000 and agreeing to pay 10% of any sale of projects to third parties. The minority interest liability value amounting to $207,369 was deleted and the amount credited against PIGCO deferred exploration expenses on the balance sheet.

The Company and PIGCO acquired approximately 30 claim blocks in Nevada, USA in 2002. A 50% interest in one property, Thunder Mountain, was optioned to a third party in 2002. The optionee paid US$25,000 in cash and issued 250,000 of its shares and was required to spend US$1.5 million in exploration over a three year period and issue PIGCO 500,000 common shares on or before the first anniversary and 750,000 on or before the second anniversary. At the completion of the earn-in, a 50-50 joint venture would have been formed with the optionee as operator. In 2003, the agreement was amended with the Clifford property, another PIGCO owned property, was added to the agreement and the 500,000 shares being payable in 2004. During 2004, the third party terminated all of its rights under the option agreement.

i) Other Nevada Projects
In 2003, the Company wrote off the acquisition costs and deferred exploration costs associated with the Tobin Basin project, which totalled $342,151, as the exploration results did not warrant further work and the property was abandoned.

4.	RECLAMATION DEPOSITS, PROVISIONS FOR RECLAMATION LIABILITIES AND ASSET RETIREMENT OBLIGATIONS
The balance in reclamation deposits represents the Company’s interest in Canadian bank term deposits which are held for the benefit of the Province of British Columbia until released or applied to reclamation costs which may arise in the future. Interest earned is paid to the Company. During 2001, a deposit of $225,000 was made in respect of the Kerr-Sulphurets gold project and a deposit of $1 million was transferred to the Company’s name for the Red Mountain project. A corresponding reclamation provision of $1 million was recorded as an estimation of any potential future reclamation costs. This reclamation provision is an estimate, and therefore the provision is subject to changes in regulatory requirements and other external factors. During 2003, a reclamation provision of US$146,000 (CDN$189,289) was recorded on the Grassy Mountain property. The corresponding reclamation deposit is in the process of being finalized and deposited with the regulatory authorities. The Kerr-Sulphurets deposit was returned to the Company during 2004.

The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations of $1,189,000, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 8.76% and an inflation rate of 2.0%.

5.	CONVERTIBLE DEBENTURES
An $800,000 debenture was issued on April 11, 2002 with a four-year term maturing April 10, 2006. The debenture was secured by a general charge on the assets of the Company, bore interest at 5% per annum and, at the option of the holder, was convertible into common shares of the Company at the exercise price of $0.80 per share for the first two years, $0.90 per share in year three and $1.00 per share in year four. Interest for the first two years was accrued and added to the principal amount. The Company had the option to force conversion of the debentures into common shares if certain share price and trading volume thresholds are met. In April 2003, the debenture including accrued interest totalling $841,018 was converted into 1,051,272 common shares of the Company.

6.	SHAREHOLDERS’ EQUITY

a) Share Capital
	Shares	Amount
Authorized
Unlimited number of common shares without par value, unlimited number of preference shares (non issued)
Issued - Common shares
Balance, December 31, 2002	23,254,913	$25,954,624
Issued during year
For cash, exercise of stock options	91,100	87,520
For cash, exercise of warrants	1,797,500	3,465,250
For cash, private placements	1,390,000	3,734,875
Convertible debentures and interest	1,051,272	841,018
Value of share purchase warrants and stock options exercised	-	386,975
	4,329,872	8,515,638
Balance, December 31, 2003	27,584,785	34,470,262
Issued during year
For cash, exercise of stock options	200,000	212,650
For cash, exercise of warrants	225,000	562,500
For cash, private placements (iii)	1,705,000	7,466,224
Value of share purchase warrants and stock options exercised	-	99,500
Renunciation of flow-through share value (ii)	-	(580,800)
	2,130,000	7,760,074
Balance, December 31, 2004	29,714,785	42,230,336
Issued during year
For cash, exercise of stock options	169,400	360,905
For cash, exercise of warrants	287,500	862,500
For cash, private placements (i)	1,935,000	10,075,646
Value of share purchase warrants and stock options exercised	-	206,358
Renunciation of flow-through share value (ii)	-	(820,800)
	2,391,900	10,684,609
Balance, December 31, 2005	32,106,685	$52,914,945

i)	In October 2005, the Company completed a private placement consisting of 1,000,000 common shares for gross proceeds of $5,000,000.

In February 2005 and December 2005, the Company completed private placement flow-through financings of 500,000 common shares for gross proceeds of $2,125,000 and 435,000 common shares for gross proceeds of $3,153,750, respectively. Under the terms of the financings the Company will renounce to the investors the Canadian Exploration Expenses (“CEE”) incurred with the proceeds of the financings. The balance of funds not spent by December 31, 2005 has been recorded on the balance sheet as Cash held for Exploration Expenditures. In February 2006, the CEE was renounced to the investors.

(ii)
In January 2005, the Company renounced $2,272,500 (2004 - $1,608,000) in Canadian Exploration Expenses to investors of flow-through shares in 2004 and 2003, respectively. The tax value of these renunciations has been recorded as a future tax liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance has been reduced and income tax recoveries have been recognized in the statement of operations.

(iii)	In May 2004, the Company completed a private placement consisting of 1,200,000 common shares for gross proceeds of $5,400,000.

In September 2004, the Company completed a private placement flow-through financing of 505,000 common shares for gross proceeds of $2,272,500. Under the terms of the financing, the Company will renounce to the investors the Canadian Exploration Expenses (“CEE”) incurred with the proceeds of the financings. The balance of funds not spent by December 31, 2004 was recorded on the balance sheet as Cash for Exploration Expenditures. In January 2005, the CEE was renounced to the investors.

b) Stock Options Outstanding
The Company provides compensation to directors, employees and consultants in the form of stock options. In August 2002, the Company announced new provisions to the stock option plan for directors and senior manage-ment. New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders. Grants to other employees and consultants do not have the two-tiered provision.

The Board granted options as to 600,000 in August 2002, as to 100,000 in August 2004 and as to 50,000 in January 2005 to senior management in lieu of market rate salaries. These option grants require a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.

In October 2005, the $6 vesting criteria was reached and in December 2005 the $9 vesting criteria was reached. The completed vesting criteria also included the requirements that the share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months. Compensation expense on the latter two vesting criteria, which related to the vesting of 500,000 shares, has been recognized in the amount of $331,566.

The weighted average grant date fair value of options granted during 2005 which were not subject to the two-tiered vesting criteria described above was $3.33 (2004 - $1.53, 2003 - $1.19). The grant of these 45,000 options resulted in compensation expense totalling $29,784 compared to 75,000 options resulting in compensation expense totalling $114,735 during 2004 and 110,000 options resulting in compensation expense of $131,571 during 2003. 30,000 of the 2005 options vest over the period December 2005 to December 2006 and consequently the expense will be recognized over that one year period. The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Dividend yield	Nil	Nil	Nil
Expected volatility	60%	37%	50%
Risk free rate of return	4.21%	4.0%	4.0%
Expected life of options	3.5years	3 years	3 years

A summary of the status of the plans at December 31, 2005 and changes during the years are presented below:

	Shares	Weighted Average Exercise Price	Amount
Outstanding at December 31, 2002	1,960,000	$1.64	$520,320
Granted	110,000	3.19	131,571
Exercised	(91,100)	0.96	(41,950)
Outstanding at December 31, 2003	1,978,900	1.66	609,941
Granted	175,000	4.14	114,735
Exercised	(200,000)	1.06	(20,750)
Outstanding at December 31, 2004	1,953,900	1.57	703,926
Granted	95,000	5.74	29,784
Exercised	(169,400)	(2.13)	(105,733)
Value of two-tiered options vested	-	-	331,566
Outstanding at December 31, 2005	1,879,500	$2.21	$959,543

Number of Shares	Option Price Per Share	Expiry Date
347,000	$ 0.70	May 17, 2006
72,000	$ 0.70	May 28, 2006
33,333	$ 0.60	June 12, 2006
16,667	$ 0.60	August 13, 2006
50,000	$ 0.60	November 5, 2006
78,000	$ 0.88	February 17, 2007
40,000	$ 2.63	May 30, 2007
325,000	$ 2.90	July 1, 2007
600,000	$ 2.20	August 19, 2007
10,000	$ 2.58	December 18, 2007
15,000	$ 2.08	June 3, 2008
20,000	$ 2.85	August 12, 2008
15,000	$ 3.82	October 28, 2008
37,500	$ 5.65	January 13, 2009
25,000	$ 4.60	April 20, 2009
100,000	$ 3.37	August 13, 2009
65,000	$ 4.00	January 11, 2010
30,000	$ 9.50	December 20, 2010
1,879,500	$ 2.21

At December 31, 2005 there were 1,879,500 options outstanding of which 1,584,500 were exercisable at prices ranging from $0.60 to $5.65 each. In addition, there were 250,000 subject to the two-tiered vesting provisions and 45,000 which vest during 2006.

c)	Share Purchase Warrants
The Company’s movement in share purchase warrants is as follows:

	Number of Warrants	Amount
Balance at December 31, 2002	1,892,500	$364,525
Issued for cash	512,500	179,375
Exercised	(1,797,500)	(344,575)
Expired	(95,000)	(19,950)
Balance at December 31, 2003	512,500	179,375
Issued for cash	(225,000)	(78,750)
Balance at December 31, 2004	287,500	100,625
Exercised	(287,500)	(100,625)
Balance at December 31, 2005	-	$-

7.	RELATED PARTY TRANSACTIONS
a)
During the year, a private company controlled by a director of the Company was paid $39,400 (2004 - $56,700, 2003 - $27,400) for technical services provided by his company related to the mineral properties.

b)	During the year, a private company controlled by a second director was paid $120,000 (2004 - $132,500, 2003 - $60,000) for consulting services rendered.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	FINANCIAL INSTRUMENTS
The fair value of the Company’s cash and cash equivalents and short term deposits, cash held for exploration expenditures, amounts receivable, reclamation deposits and accounts payable and accruals at December 31, 2005 and December 31, 2004 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

9.	INCOME TAXES
The income tax recovery varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 36.12% (2004 - 36.12%, 2003 - 40.0%) as follows:

	2005	2004	2003

Statutory rate applied to loss for year	$714,000	$650,000	$535,000
Non deductible items	(217,000)	(151,000)	(195,000)
Losses not tax benefited	(497,000)	(499,000)	(340,000)
Reduction in valuation allowance	820,800	575,000	-
	$820,800	$575,000	$-

Significant components of the Company’s future tax assets and liabilities are as follows:

	2005	2004
Future income tax assets
Mineral interests	$135,000	$986,000
Share issue costs	103,000	60,000
Non capital losses	1,508,000	1,221,000
	1,746,000	2,267, 000
Valuation allowance	(1,746,000)	(2,267,000)
Future income tax assets, net	$-	$-

A future tax asset of approximately $975,000 (2004 - $575,000) in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $4,216,000 which expire in various years to 2015 as follows:

2006	$32,000
2007	185,000
2008	338,000
2009	735,000
2010	707,000
2014	910,000
2015	1,309,000
$4,216,000

The benefit of the above loss carry forwards has not been recognized for accounting purposes.

10.    SUBSEQUENT EVENT
In January 2006, the Company granted 875,000 five-year options to directors at an exercise price of $10.56 each and subject to the two-tiered vesting policy established in 2002. These option grants require a $15.00 share price for 10 successive days for the first third to vest, an $18.00 share price for the second third and a $21.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. These option grants are also subject to the approval of shareholders at the next meeting of shareholders.

11.    RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

Statements of operations:
	2005	2004	2003

Net loss for year - Canadian GAAP	$(1,157,281)	$(1,226,288)	$(1,338,272)
Mineral interests prior to the establishment of proven and probable reserves (a)	(3,351,221)	(4,448,044)	(2,502,480)
Amortization of acquisition costs (a)	-	(324,402)	(1,020,036)
Amortization of option payments (a)	-	-	(473,280)
Flow-through share renunciation	(820,800)	(580,800)	-
Flow-through share value	202,000	97,200	-
Minority interest (b)	-	(188,644)	79,250
	$(5,127,302)	$(6,670,978)	$(5,254,818)

Loss per share - U.S. GAAP, Basic and diluted	$(0.17)	$(0.23)	$(0.20)

Statements of cash flows:
	Canadian GAAP			U.S. GAAP
	2005	2004	2003	2005	2004	2003

Cash used in operating activities	$(1,220,487)	$(1,764,345)	$(816,206)	$(4,571,708)	$(6,212,389)	$(3,548,483)
Cash used in investing activities	$(7,084,510)	$(8,228,328)	$(4,452,313)	$(3,733,289)	$(3,780,284)	$(1,720,036)

Balance sheets:
	Canadian GAAP		U.S. GAAP
	2005	2004	2005	2004
Mineral interests - unproven (a)	$24,395,438	$20,998,671	$9,158,995	$9,113,449
Liabilities	$-	$-	$421,800	$202,000
Shareholders’ equity	$35,384,875	$25,702,555	$19,726,632	$13,615,533

a) Mineral interests
Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

Under United States GAAP, through to March 31, 2004, costs associated with owned mineral claims and mining leases were classified as definite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established ranging from four to eleven years. Effective April 1, 2004, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and stopped amortizing them. This change was accounted for prospectively. These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Under Canadian GAAP the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

Under United States GAAP, costs associated with options to acquire mineral claims and mining leases are regarded as having a finite life expiring over the term of the option agreement and are not a component of the acquisition cost. Under Canadian GAAP the option payments are regarded as part of the acquisition cost and are deferred until the option is exercised when they are reclassified depending on the ownership position acquired or charged to operations if the option is not exercised.

Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves must be expensed as incurred. Under Canadian GAAP these costs may be deferred.

b) Minority interest
Under United States GAAP the minority interest recognized in respect of PIGCO is nil at December 31, 2003. The US GAAP net assets of PIGCO are reduced compared to the net assets under Canadian GAAP due to the write off of exploration expenditures and the amortization of acquisition expenditures (as explained in (a) above). In 2004, the minority interest in PIGCO was acquired by the Company and the balance credited to Deferred Exploration.

c) Flow-through shares
Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders’ equity is reduced and a liability is recognized for this difference which amounted to $202,000 for the flow-through shares issued in 2004 (2003 - $97,200). The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

d) Comprehensive income
Statement of Financial Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”) is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. No material difference arises from the application of FAS 130.

In January 2005, the CICA issued re-exposure drafts of the proposed Handbook Section 1530 Comprehensive Income which harmonizes Canadian GAAP with U.S. GAAP. The CICA has proposed that mandatory implementation of these standards be for interim and annual financial statements relating to years commencing on or after October 1, 2006.

e) Impact of recent United States accounting pronouncements
In November 2004, the FASB issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS 151 will have an impact on the consolidated financial statements under U.S. GAAP.

In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets and is an amendment of Accounting Principles Board (“APB”) Opinion 29. FAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements under U.S. GAAP.

In December 2004, FASB Statement No. 123 (revised), Shared-based Payment, was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FASB Statement No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB Opinion No. 25. The Company, effective January 1, 2003, adopted FASB Statement No. 123, Accounting for Stock-based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, and will adopt FASB Statement No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the Statement. Adoption of this standard will not have an impact on the consolidated financial statements.

During June 2005, the FASB issued SFAS No. 154, "Accounting for Changes in Accounting Principles and Error Corrections". The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company's 2006 financial statements and is not expected to impact earnings.

CORPORATE INFORMATION

DIRECTORS	OFFICERS AND SENIOR MANAGEMENT
James S. Anthony	Rudi P. Fronk
Chairman of the Board	President and Chief Executive Officer

A. Frederick Banfield	William E. Threlkeld
Senior Vice President
William M. Calhoun
Roderick Chisholm
Thomas C. Dawson	Chief Financial Officer and Corporate Secretary

Henry Z. Fenig	Gloria M. Trujillo
Assistant Corporate Secretary
Louis J. Fox

Rudi P. Fronk
President and Chief Executive Officer

Eliseo Gonzalez-Urien

STOCK EXCHANGE LISTINGS	REGISTRAR AND TRANSFER AGENT
TSX Venture Exchange, symbol: “SEA”	Computershare Investor Services Inc.
American Stock Exchange, symbol: “SA”	100 University Avenue
CUSIP Number 811916105	9th Floor, North Tower
Toronto, Canada M5J 2Y1
HEAD OFFICE
Seabridge Gold Inc.	AUDITORS
Suite 300, 172 King Street East	KPMG LLP
Toronto, Canada M5A 1J3	Chartered Accountants
Phone: 416 367 9292	Suite 3300 Commerce Court West
Fax: 416 367 2711	P.O. Box 31, Stn. Commerce Court
E-mail: info@seabridgegold.net	Toronto, Canada M5L 1B2
Website: www.seabridgegold.net
LEGAL COUNSEL
INVESTOR RELATIONS	DuMoulin Black
Rudi P. Fronk	Barristers & Solicitors
Phone: 416 367 9292	10th Floor, 595 Howe Street
E-mail: rudi@seabridgegold.net	Vancouver, Canada V6C 2T5

Thelen Reid & Priest LLP
Attorney at Law
875 Third Avenue
New York, NY, U.S.A. 10022-6225

Seabridge Gold Inc.
Suite 300, 172 King Street East
Toronto, Canada M5A 1J3
Phone: 416 367 9292
Fax: 416 367 2711
E-mail: info@seabridgegold.net
Website: www.seabridgegold.net